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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1
Information Statement
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NUCOTEC, INC.
(Exact name of registrant as specified in its corporate charter)

Commission File No. 000-50146

Nevada	94-3409645
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3841 Amador Way, Reno, NV (Address of principal executive offices)	89502 (Zip Code)

(775) 827-2324
Registrant's telephone number

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

        This Information Statement is being mailed on or about March 22, 2004, by Nucotec, Inc. (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of three new members to the Company's Board of Directors.

        NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

        On March 19, 2004, Earl T. Shannon, Steven W. Hudson, and Scott W. Bodenweber agreed that 5,110,200 of their shares of the Company will be redeemed by the Company in exchange for all of the Company's shares of Salty's Warehouse, Inc. (the "Transfer"). Earl T. Shannon, Steven W. Hudson, and Scott W. Bodenweber have agreed that 917,800 of their shares of the Company will be redeemed by the Company in exchange for $570,000 (the "Sale"). As a condition to these transactions, Messrs. Shannon, Hudson, and Bodenweber have resigned as officers of the Company. Earl W. Abbott has been appointed President, Chief Financial Officer and Secretary of the Company. In addition, Mr. Abbott, Carl A. Pescio and Stanley B. Keith have collectively purchased 84,000 shares of common stock from the Company. Mr. Abbott, Mr. Pescio and Mr. Keith will replace Messrs. Shannon, Hudson and Bodenweber on the Board of Directors of the Company ten days after this Information Statement is mailed to the Company's shareholders.

        This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

        The information contained in this Information Statement concerning Mr. Abbott, Mr. Pescio and Mr. Keith has been furnished to the Company by them. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

        The Common Stock is the only class of voting securities of the Company outstanding. As of March 12, 2004, there were 6,076,000 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Transfer and Sale, by:

  •
  each person known to beneficially own more than five percent of the Common Stock;

  •
  each officer and director of the Company (including proposed directors); and

  •
  all directors and executive officers as a group.

Security Ownership of Incoming Officers and Directors

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Common Stock	Earl W. Abbott President, Chief Financial Officer, Secretary, Director 3841 Amador Way Reno, Nevada 89502	42,000 shares	31.8%
Common Stock	Carl A. Pescio Director 3841 Amador Way Reno, Nevada 89502	21,000 shares	15.9%
Common Stock	Stanley B. Keith Director 3841 Amador Way Reno, Nevada 89502	21,000 shares	15.9%
Common Stock	All directors and named executive officers as a group (3 persons)	84,000 shares	63.6%

Directors And Executive Officers

        The following sets forth the name, age and positions, of the Company's officers and directors prior to the Transfer and Sale. Also set forth below is information as to the principal occupation and background for such persons.

Name	Age	Position
Earl T. Shannon	36	President, Director
Steven W. Hudson	34	Secretary, Director
Scott W. Bodenweber	33	Chief Financial Officer, Director

        Earl T. Shannon, President, Director.    Mr. Shannon has been an Officer and Director of both Nucotec and Salty's Warehouse since the inception of each company. Additionally, Mr. Shannon was an Officer and Director of PageActive Holdings, Inc. from June 8, 1999 to July 11, 2001, during which time PageActive Holdings, Inc. was a "blank check company"- a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies. From January 1997 and continuing through the present, Mr. Shannon has been the President of Winthrop Venture Management, Inc., an investment management company based in Fort Lauderdale, Florida. Winthrop Venture Management, Inc. currently owns approximately 37.8% of our outstanding common stock. Winthrop Venture Management, Inc. is also the General Partner of the Winthrop Venture Fund, Ltd., a private investment fund.

        Steven W. Hudson, Secretary, Director.    Mr. Hudson has been an Officer and Director of Nucotec since its inception. Mr. Hudson has served as Vice President of Salty's Warehouse since March 15, 1999. Additionally, Mr. Hudson has served as President and CEO of International Yacht Collection since May 1999. International Yacht Construction specializes in new construction, brokerage, charter, crew placement and yacht management for vessels 80 feet long and over. Since June 1997, Mr. Hudson also has served as President and CEO of Hudson Capital Group, a private investment firm. From August 1995 through May 1999, Mr. Hudson served as Division Vice President for Republic Services, Inc., a leading provider of environmental services for commercial, industrial, municipal and residential customers. From September 1991 through August 1995, Mr. Hudson held various positions with Hudson Management Corp, a holding company for several solid waste services companies located in Florida. Mr. Hudson graduated from Southern Methodist University with a Bachelor of Arts degree in Business Economics.

        Scott W. Bodenweber, Chief Financial Officer, Director.    Mr. Bodenweber has been an Officer and Director of Nucotec since its inception. From June 1997 and continuing through the present, Mr. Bodenweber has been the Controller of Hudson Capital Group, an investment firm in Fort Lauderdale, FL. From February 1995 through May 1997, he was employed with Keefe, McCullough & Co., a CPA firm in Ft Lauderdale, FL. Mr. Bodenweber graduated from Florida State University in 1994 with Bachelor of Science Degrees in both Accounting and Finance. He is a licensed Certified Public Accountant in the State of Florida.

Appointment of New Directors

        The Agreement provides that, subject to compliance with applicable law, Earl W. Abbott, Carl A. Pescio and Stanley B. Keith will be appointed to the Board of Directors. Set forth below is certain information with respect to the new director:

Name	Age	Position
Earl W. Abbott	62	President, Chief Financial Officer, Secretary, Director
Carl A. Pescio	52	Director
Stanley B. Keith	55	Director

        Earl W. Abbott, President, Chief Financial Officer, Secretary, and a Director.    Dr. Abbot was appointed as the President, Chief Financial Officer, Secretary and a Director in March 2004. Dr. Abbott is a senior geologist and Qualified Person with thirty-three years of experience in mineral exploration for large and small companies in the western United States, Alaska, Mexico, China, Africa, and Costa Rica. From 2003 to the present, Dr. Abbott has been the president of Big Bar Gold Corp., a company reporting on a Canadian exchange, and from 1999 to present, Dr. Abbot has served as the president of King Midas Resources Ltd., a private Canadian company he founded which has acquired U.S. and Mexican gold properties. From 1982 to the Present, Dr. Abbott has been self-employed as a geological consultant, in which he manages metallic and industrial mineral projects and exploration programs. From 1988 to 1997, Dr. Abbott was the Vice President and Director the Trio Gold Corp., where he managed gold exploration activities in the U.S., Ghana, and Costa Rica. From 1983 to 1984, he served as a regional geologist for U.S. Minerals Exploration Company, where he conducted a successful gold exploration program in Nevada & Utah. From 1978 to 1982 he was a district geologist for Energy Reserves Group, Inc. where he opened and managed the Reno District exploration office, and managed on more than twenty projects which included geologic mapping, geochemical surveys, and more than 70,000 feet of rotary drilling, along with conducting uranium exploration in Nevada, Wyoming, South Dakota, and Montana. From 1975 to 1985, Dr. Abbott was a senior geologist with Urangesellschaft USA, Inc., where he conceived, managed, and conducted uranium exploration programs in remote terrains in Alaska, and from 1971 to 1975, Dr. Abbot was a project geologist for Continental Oil Company where he supervised uranium exploration rotary drilling programs in Wyoming.

        Dr. Abbott is a member of the American Institute of Professional Geologists and is a Certified Professional Geologist, and a past president of the Nevada Section. He is also a member of the Geological Society of Nevada and its past president. Dr. Abbott is also a member of the Society of Mining Engineers of American Institute of Mining, Metallurgical and Petroleum, the Denver Region Exploration Geologists Society and its past president, and a member of the Nevada Petroleum Society, and served as its past president as well. Dr. Abbott earned his Ph.D. in Geology in 1972 and his Master of Arts in Geology, 1971 from Rice University, Houston, Texas. Dr. Abbott earned his Bachelor of Arts degree in Geology in 1965 from San Jose State College, San Jose, California.

        Carl A. Pescio, Director.    Carl A. Pescio is a geologist offering more than 30 years of experience in the mining resource sector. In 1974, Mr. Pescio graduated from the University of Nevada with a Bachelor of Science in Geology. After graduating Mr. Pescio joined Kennecott Copper Corp. as a geologist. Since 1975, Mr. Pescio has worked for numerous other natural resource companies in various positions including; Geologist, Chief Geologist, Geological Engineer, Mine Manager, and Vice President of Exploration. Mr. Pescio's tenure with Alta Gold between 1987-1991 as Vice-President of Mining and Exploration, led to his interest and focus on exploration for precious metal deposits in the Nevada gold trends. Since 1991, he has focused his efforts in acquiring properties with potential for deposits large enough to interest the major mining companies in the area. Currently, Mr. Pescio is the President of Pescio Exploration which owns approximately 45 properties, covering more than 20,000 hectares in Nevada. More than half of Pescio Exploration's properties are under lease and being explored by others. Mr. Pescio is also Vice-President of Exploration and a Director for Mill City International Corp.

        Stanley B. Keith, Director.    Stanley B. Keith is a geologist and geochemist with 25 years experience in minerals exploration. After graduating from the University of Arizona with a Master's degree in Geology in 1978, he worked for major companies such as Exxon Minerals and was a geologist for the Arizona Geological Survey. In 1983 he co-founded and continues to be the President of MagmaChem, LLC, offering highly skilled services to the exploration and mining industry. He has consulted for major mining companies, including Newmont, Barrick, BHP, Phelps-Dodge, AngloGold, and many others. Since 1993, he has worked with Dr. Earl Abbott on numerous gold projects in Nevada, especially the Carlin Trend.

Certain Relationships and Related Transactions

        On May 1, 2002, Salty's Warehouse bought back 10 shares of Salty's Warehouse each from Mark Shannon and Ronald Shannon for $30 per share, counting $290 in paid-in capital by each of them. At the time of this transaction, these shares represented 20% of the outstanding shares of Salty's Warehouse. These shares were cancelled by Salty's Warehouse.

        Earl T. Shannon, Steven W. Hudson, Mark R. Shannon, Ronald J. Shannon are promoters of Salty's Warehouse as defined by the Securities and Exchange Commission. The only items of value received by them from Salty's Warehouse is the stock they were issued by Salty's and any consideration they have received from sales of this stock. On July 16, 1998, Earl T. Shannon, Mark R. Shannon and Ronald Shannon each received 33.333 shares, representing in the aggregate 100% of Salty's Warehouse at par value for services rendered. The determination of the value of their services was made by Earl T. Shannon, Mark R. Shannon and Ronald Shannon as the shareholders of Salty's Warehouse. On March 15, 1999, they redistributed this stock such that Earl T. Shannon and Steven W. Hudson each received 40 shares and Mark R. Shannon and Ronald J. Shannon each received 10 shares. Subsequently Mark R. Shannon and Ronald J. Shannon each sold all of their shares back to Salty's Warehouse for $30 per share and Earl T. Shannon and Steven W. Hudson sold 80% of their shares to Nucotec in return for 456,000 Nucotec shares, representing 15% of the outstanding shares of Nucotec on a fully diluted basis

        On May 10, 2002, we acquired an 80% interest in Salty's Warehouse from Earl T. Shannon and Steven W. Hudson. In return, Earl T. Shannon and Steven W. Hudson each received 456,000 shares our common stock, which in the aggregate was equal to 15% of our outstanding shares on a fully diluted basis.

        Steven W. Hudson is a principal of Hudson Capital Group, which formerly furnished the Company with office space and storage space on a rent-free basis.

        On October 18, 2002, we borrowed a total of $15,000 from Earl T. Shannon and Steven W. Hudson ($7,500 from each) pursuant to promissory notes requiring us to repay the principal and interest accrued at the rate of 10% on October 18, 2003. Even though the due date for this note has passed, the Company has not had sufficient funds to pay this note and the balance remains outstanding with interest accruing.

        On its web site, Salty's Warehouse currently advertises for sale a $7,800,000 yacht. International Yacht Collection, a yacht brokerage company, is the listing broker of this yacht. If the yacht sells through Salty's Warehouse, Salty's Warehouse will receive 1.25% of the selling price and International Yacht Collection will receive between 1%-6% of the selling price, dependent upon whether the yacht is sold by an International Yacht Collection agent, in which case International Yacht Collection will receive 3%-6% or by another unaffiliated agent, in which case International Yacht Collection will receive 1%-3%. In the future, Salty's Warehouse may offer for sale other products of International Yacht Collection on a similar basis. International Yacht Collection is owned by Harris W. Hudson, who is one of our stockholders as well as the father of our Secretary and director, Steven W. Hudson. The yacht is owned by Steven W. Hudson's parents. Additionally, Steven W. Hudson is the President and CEO of International Yacht Collection. Steven W. Hudson has advised the Company that he will not be personally receiving any commission from the sale of the yacht.

        On April 30, 2003, we borrowed a total of $25,000 from Earl T. Shannon and Steven W. Hudson ($12,500 from each), pursuant to promissory notes requiring us to repay the principal and interest accrued at the rate of 10% on April 30, 2004

        On August 8, 2003, we borrowed a total of $30,000 from Earl T. Shannon and Steven W. Hudson ($15,000 from each), pursuant to promissory notes requiring us to repay the principal and interest accrued at the rate of 10% on August 8, 2004.

        On November 12, 2003, we borrowed $7,500 from Earl T. Shannon pursuant to a promissory note requiring us to repay the principal and interest accrued at the rate of 10% on November 12, 2004.

        On December 1, 2003, we borrowed $7,500 from Steven W. Hudson pursuant to a promissory note requiring us to repay the principal and interest accrued at the rate of 10% on December 1, 2004.

Appointment of New Directors

        Ten days following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our Shareholders, our current directors will appoint Earl W. Abbott, Carl A. Pescio, Stanley B. Keith as directors of the Company. The current directors will resign as directors effective as of the appointment of the new directors.

Board of Directors Information

        The Board of Directors of the Company held one meeting during the last fiscal year. All directors attended all Board of Directors' meetings. No director resigned or declined to stand for re-election due to a disagreement with the Company.

        The Company does not have an audit, nominating or compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission

("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

        Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2001, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

        The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the total compensation earned by or paid to our Chief Executive Officer and our other most highly compensated executive officers for the last three fiscal years.

LONG TERM COMPENSATION
		ANNUAL COMPENSATION						Awards			Payouts
	Year	Salary($)		Bonus($)		Other Annual Compensation($)		Restricted Stock Awards($)		Securities Underlying Options/SARs(#)	LTIP Payouts($)		All Other Compensation($)
Earl T. Shannon, President	2003 2002 2001	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	28,800 0 0	$ $ $	0 0 0	$ $ $	0 0 0
Steven W. Hudson, Secretary	2003 2002 2001	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	24,000 0 0	$ $ $	0 0 0	$ $ $	0 0 0
Scott W. Bodenweber, CFO	2003 2002 2001	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	7,200 0 0	$ $ $	0 0 0	$ $ $	0 0 0

        None of our officers or directors is currently receiving any compensation for their services.

Stock Options

        Our Board of Directors adopted our 2003 Incentive and Nonstatutory Stock Option Plan (the "2003 Stock Option Plan") on May 1, 2003. Under the 2003 Stock Option Plan, 5,000,000 shares of common stock have been authorized for issuance as Incentive Stock Options or Nonstatutory Stock Options. The 2003 Stock Option Plan anticipates qualifying under Section 423 of the Internal Revenue Code of 1986, as an "employee stock purchase plan." Under the 2003 Stock Option Plan, options may be granted to our key employees, officers, directors or consultants.

        The purchase price of the common stock subject to each Incentive Stock Option shall not be less than the fair market value (as determined in the 2003 Stock Option Plan), or in the case of the grant of an Incentive Stock Option to a principal stockholder, not less that 110% of fair market value of such common stock at the time such option is granted. The purchase price of the common stock subject to each Nonstatutory Stock Option shall be determined at the time such option is granted, but in no case less than 100% of the fair market value of such shares of common stock at the time such option is granted.

        The 2003 Stock Option Plan shall terminate 10 years from the earlier of the date of its adoption by the Board of Directors or the date on which the 2003 Stock Option Plan is approved by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon, and no option shall be granted after termination of the 2003 Stock Option Plan. Subject to certain restrictions, the 2003 Stock Option Plan may at any time be terminated and from time to time be modified or amended by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the State of Nevada.

        The shares underlying the 2003 Stock Option plan have been registered for sale under the Securities Act of 1933, as amended, on Form S-8.

        The consent of a majority of the voting shares of the Company was given for the approval of the 2003 Stock Option Plan by written consent on May 1, 2003.

        Two million five hundred thousand options were originally issued under the 2003 Stock Option Plan. However, in connection with the Transfer and Sale, the 2003 Stock Option Plan will terminate and all options issued under the stock option plan shall be cancelled excepting 60,000 stock options shall remain outstanding on a pro rata basis among the current holders pursuant to amended Stock Option Agreements.

Option Grants in Last Fiscal Year—Individual Grants

Name	Number of Securities Underlying Options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise or base price ($/Sh)	Expiration date
Earl T. Shannon, President	28,800	48%	$0.15/Sh	05/01/13
Steven W. Hudson, Secretary	24,000	40%	$0.15/Sh	05/01/13
Scott W. Bodenweber, CFO	7,200	12%	$0.15/Sh	05/01/13

Compensation of Directors

        Directors of the Company do not receive any cash compensation, but are entitled to reimbursement of their reasonable expenses incurred in attending directors' meetings.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2004
NUCOTEC, INC.
/s/ EARL T. SHANNON BY: Earl T. Shannon ITS: President

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INTRODUCTION
CERTAIN INFORMATION REGARDING THE COMPANY
SIGNATURES